K&L|GATES

40-33

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000   www.klgates.com

Br. 16

October 19, 2010

Via Hand Delivery

Office of the Secretary
United States Securities and Exchange
Commission
100 F Street, NE
Washington, DC 20549

Calamos Convertible Opportunities and Income Fund (SEC File No. 811- 21080)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

On behalf of Calamos Convertible Opportunities and Income Fund (SEC File No. 811-21080) (the "Fund"), and the persons and entities listed on Appendix A to this letter, we are filing, pursuant to Section 33 of the Investment Company Act of 1940, the enclosed copies of the following documents:

1. A Notice of Filing of Notice of Removal filed by defendants in the case of Brown v. Calamos et al., case number 10-CH-39590, which was filed in the Circuit Court of Cook County, Illinois on October 13, 2010. This filing relates to the Fund and the persons and entities listed on Appendix A to this letter.

2. A Notice of Removal filed by defendants in the case of Brown v. Calamos et al., case number 10-CV-06558, which was filed in the United States District Court for the Northern District of Illinois on October 13, 2010. This filing relates to the Fund and the persons and entities listed on Appendix A to this letter.

2. A Notice of Voluntary Dismissal filed by the plaintiffs with the U.S. District Court for the Northern District of Illinois on October 7, 2010 in the case of Bourrienne v. Calamos et al., case number 10-CV-05833. (A copy of the complaint in this case was previously filed with the Commission on September 20, 2010 pursuant to Section 33 of the Investment Company Act of 1940.) This filing relates to the Fund and the persons and entities listed on Appendix A to this letter.

2. A copy of a putative class action complaint captioned Bourrienne v. Calamos et al. , case number 10-CH-45119, which was filed in the Circuit Court of Cook County,

Illinois on October 15, 2010 and names the persons and entities listed in Appendix A as defendants.

Please contact the undersigned at (202) 778-9220 if you have any questions regarding this filing.

Very truly yours,

Eric S. Purple

encl.

cc: J. Christopher Jackson, Calamos AdvisorsLLC
Paulita Pike, K&L Gates LLP
John Rotunno, K&L Gates LLP
Paul Walsen, K&L Gates LLP

K&L|GATES

Appendix A

Affiliated Persons of Calamos Opportunity and Income Fund (the "Fund") named as Defendants in Brown v. Calamos et al. and Bourrienne v. Calamos et al.:

- John P. Calamos Sr., Chairman of the Board of the Fund
- Weston W. Marsh, Independent Trustee of the Fund
- Joe F. Hannauer, Former Independent Trustee of the Fund
- John E. Neal, Independent Trustee of the Fund
- William R. Rybak, Independent Trustee of the Fund
- Stephen B. Timbers, Lead Independent Trustee of the Fund
- David D. Tripple, Independent Trustee of the Fund
- Calamos Advisors LLC, Investment Adviser to the Fund
- Calamos Asset Management, Inc., Indirect Parent Company of the Fund's Investment Adviser

Attorney No. 45515

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION

CHRISTOPHER BROWN, individually and on behalf of all others similarly situated,

Plaintiff,

v.

JOHN P. CALAMOS, SR., Trustee of the Calamos Convertible Opportunities and Income Fund, WESTON W. MARSH, Trustee of the Calamos Convertible Opportunities and Income Fund, JOE F. HANAUER, former Trustee of the Calamos Convertible Opportunities and Income Fund, JOHN E. NEAL, Trustee of the Calamos Convertible Opportunities and Income Fund, WILLIAM R. RYBAK, Trustee of the Calamos Convertible Opportunities and Income Fund, STEPHEN B. TIMBERS, Trustee of the Calamos Convertible Opportunities and Income Fund, DAVID D. TRIPPLE, Trustee of the Calamos Convertible Opportunities and Income Fund, CALAMOS ADVISORS, LLC, an investment advisor and Delaware limited liability company, CALAMOS ASSET MANAGEMENT, INC, a Delaware corporation and publicly held holding company, CALAMOS CONVERTIBLE OPPORTUNITIES AND INCOME FUND, a Delaware statutory trust, and JOHN AND JANE DOES 1-100,

Defendants.

Case No. 10-CH-39590

Judge Daniel A. Riley

NOTICE OF FILING OF NOTICE OF REMOVAL

Please take notice that on October 13, 2010, defendants John P. Calamos, Sr., Weston W. Marsh, Joe F. Hanauer, John E. Neal, William R. Rybak, Stephen B. Timbers, David D. Tripple, Calamos Advisors, LLC, Calamos Asset Management, Inc. and Calamos Convertible Opportunities and Income Fund ("Defendants"), by their respective attorneys, caused the attached

Notice of Removal to be filed with the United States District Court for the Northern District of Illinois. Pursuant to 28 U.S.C. §1446(d), the filing of the Notice of Removal effects the removal of this case to the United States District Court for the Northern District of Illinois.

Dated: October 13, 2010

Defendants Weston W. Marsh, Joe F. Hanauer, John E. Neal, William R. Rybak, Stephen B. Timbers, David D. Tripple, and Calamos Convertible and High Income Fund

By: ______________________
John W. Rotunno
One of their attorneys

John W. Rotunno
Paul J. Walsen
Molly K. McGinley
K&L GATES LLP
70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207
Telephone: 312.372.1121
Facsimile: 312.827.8000

Defendants John P. Calamos, Sr., Calamos Advisors, LLC, and Calamos Asset Management, Inc.

By: ______________________
Kevin B. Dreher
One of their attorneys

Kevin B. Dreher
MORGAN, LEWIS & BOCKIUS LLP
77 West Wacker Drive
Chicago, Illinois 60601-5094
Telephone: 312.324.1000
Firm No. 40417

CERTIFICATE OF SERVICE

The undersigned, an attorney, certifies that he caused true and correct copies of the foregoing Notice of Filing of Notice of Removal, including all attachments, to be served upon:

Carol V. Gilden
Cohen Milstein Sellers & Toll PLLC
190 South LaSalle Street, Suite 1705
Chicago, Illinois 60603

by messenger delivery, and upon:

Steven J. Toll
Joshua S. Devore
Joshua M. Kolsky
Cohen Milstein Sellers & Toll PLLC
1100 New York Avenue, NW
Suite 500, West Tower
Washington, DC 20005

Lynn L. Sarko
Keller Rohrback, P.L.C.
1201 Third Avenue, Suite 3200
Seattle, Washington 98101

Gary Gotto
James A. Bloom
Keller Rohrback, P.L.C.
3101 North Central Avenue, Suite 1400
Phoenix, Arizona 85012

by placing such copies in properly addressed envelopes, with prepaid first-class postage affixed, and depositing said envelopes in the United States Mail chute located at 70 West Madison Street, Chicago, Illinois, all on October 13, 2010.

John W. Rotunno

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

CHRISTOPHER BROWN, individually and on behalf of all others similarly situated, Plaintiff, v. JOHN P. CALAMOS, SR., Trustee of the Calamos Convertible Opportunities and Income Fund, WESTON W. MARSH, Trustee of the Calamos Convertible Opportunities and Income Fund, JOE F. HANAUER, former Trustee of the Calamos Convertible Opportunities and Income Fund, JOHN E. NEAL, Trustee of the Calamos Convertible Opportunities and Income Fund, WILLIAM R. RYBAK, Trustee of the Calamos Convertible Opportunities and Income Fund, STEPHEN B. TIMBERS, Trustee of the Calamos Convertible Opportunities and Income Fund, DAVID D. TRIPPLE, Trustee of the Calamos Convertible Opportunities and Income Fund, CALAMOS ADVISORS, LLC, an investment advisor and Delaware limited liability company, CALAMOS ASSET MANAGEMENT, INC, a Delaware corporation and publicly held holding company, CALAMOS CONVERTIBLE OPPORTUNITIES AND INCOME FUND, a Delaware statutory trust, and JOHN AND JANE DOES 1-100, Defendants.	Case No. NOTICE OF REMOVAL OF ACTION UNDER 28 U.S.C. § 1441 AND 1446 PURSUANT TO SECURITIES LITIGATION UNIFORM STANDARDS ACT

NOTICE OF REMOVAL

Pursuant to the Securities Litigation Uniform Standards Act of 1998, 15 U.S.C. §§ 77p and 78bb ("SLUSA"), and 28 U.S.C. §§ 1441 and 1446, defendants John P. Calamos, Sr., Weston W. Marsh, Joe F. Hanauer, John E. Neal, William R. Rybak, Stephen B. Timbers, David D. Tripple, Calamos Advisors LLC, Calamos Asset Management, Inc. and Calamos Convertible

Opportunities and Income Fund ("Defendants"), by their respective attorneys, hereby give notice of the removal of this action to the United States District Court for the Northern District of Illinois.

As grounds for removal, Defendants state as follows:

1. On July 15, 2010, plaintiff Christopher Brown filed an action in this Court against each of the Defendants herein, which was assigned United States District Court for the Northern District of Illinois Case No. 1:10-cv-4422. The Complaint in that action contained allegations substantively identical to, and pleaded the same claims as, the Complaint in the instant action. Case No. 1:10-cv-4422 was dismissed voluntarily by plaintiff on September 7, 2010.

2. Plaintiff refiled his action in the Circuit Court of Cook County, Illinois, on September 13, 2010, where it was assigned Case No. 10 CH 39590. Counsel for the respective Defendants accepted service of the Complaint in the Cook County action on September 22, 2010. This Notice of Removal is filed within thirty days of such date, in accordance with 28 U.S.C. § 1446(b).

3. The Complaint in this action alleges that plaintiff Christopher Brown owns common shares issued by defendant Calamos Convertible Opportunities and Income Fund (the "Fund"), a Delaware statutory trust and a closed-end investment company registered under the Investment Company Act of 1940, as amended (the "ICA"). (Compl. ¶¶ 5, 9) Defendant Calamos Advisors LLC is alleged to be the investment advisor to the Fund, and defendant Calamos Asset Management, Inc. is alleged to be a holding company affiliated with Calamos Advisors LLC. (Compl. ¶¶ 6C(i) and (j), 14) Defendants Weston Marsh, Joe Hanauer, John Neal, William Rybak, Stephen Timbers and David Tripple are current or former Trustees of the Fund. Defendant John Calamos, Sr. is a Trustee of the Fund, as well as an employee of what the

Complaint refers to as the "Calamos Sponsorship Group," *i.e.*, defendants Calamos Advisors, LLC, Calamos Asset Management Corporation, and unidentified affiliates of those companies. (Compl. ¶¶ 6, 14, 16) The Complaint also purports to be brought against unknown defendants identified fictitiously as "John and Jane Does 1-100."

Jurisdiction Pursuant to SLUSA

4. SLUSA permits the removal of, and precludes, actions meeting four conditions. SLUSA applies where: (1) the underlying suit is a "covered class action"; (2) the action is based upon state statutory or common law; (3) the action concerns a "covered security"; and (4) the case alleges "a[n] untrue statement or omission of a material fact in connection with the purchase or sale of a covered security," or that the defendant "used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security." 15 U.S.C. § 77p(b), (c); 15 U.S.C. § 78 bb(f)(1), (2).[1]

5. Each of SLUSA's requirements for removal and preclusion is met in this case in that:

(a) This case constitutes a "covered class action" within the meaning of 15 U.S.C. § 78 bb(f)(5)(B), in that the Complaint purports to seek damages on behalf of a putative class consisting of more than 50 persons (Compl ¶¶ 35-36, 46-47, 52-53, 60, Prayer for Relief ¶ F);

(b) The Complaint purports to be based upon the statutory or common law of a state rather than upon federal law (Compl. ¶ 8);

(c) The Complaint correctly admits (Compl. ¶ 8) that the claims purportedly asserted therein on behalf of owners of the Fund's common shares "concern covered securities" within

---

1 SLUSA added parallel provisions to the Securities Act of 1933 and the Securities Exchange Act of 1934. For ease of reference, all further citations to SLUSA in this Notice of Removal will be to the provisions of SLUSA appearing in the 1934 Act.

the meaning of the Class Action Fairness Act, 28 U.S.C. § 1332(d)(9)(A), which incorporates the definition of that term appearing in SLUSA, *i.e.*, "a security that satisfies the standards for a covered security specified in paragraph (1) or (2) of section 18(b) of the Securities Act of 1933 [15 U.S.C. § 77r(b)], at the time during which it is alleged that . . . [a] . . . misrepresentation, omission, or manipulative or deceptive conduct occurred . . . ." 15 U.S.C. § 78 bb(f)(5)(E). The common shares of the Fund are listed on the New York Stock Exchange and are securities issued by an investment company registered under the Investment Company Act of 1940, and therefore satisfy the standards of Section 18(b)(1), (2) of the Securities Act of 1933, 15 U.S.C. § 77r(b)(1), (2);

(d) The Complaint alleges misrepresentations or omissions of material fact in connection with the purchase or sale of covered securities, *i.e.*, the common shares issued by the Fund. More specifically, the Complaint alleges, *inter alia*:

(i) That the Fund filed reports with the Securities and Exchange Commission representing that the Fund's "primary investment objective is to provide total return through a combination of capital appreciation and current income" (Compl. ¶ 10);

(ii) That "materials filed [by the Fund] with the Securities and Exchange Commission . . . or otherwise published to the investing public" described financial leverage as "a key piece of the return to the Fund's common shareholders" (Compl. ¶ 13);

(iii) That to achieve financial leverage, the Fund issued auction market preferred shares ("AMPS," sometimes referred to in the Complaint as

"ARS"), which provided "quite favorable financing for the Fund's common shareholders" (Compl. ¶¶ 2, 12);

(iv) That the Fund made public statements indicating that "the holders of its common stock could realize, as one of the significant benefits of this investment, leverage that would continue indefinitely, because . . . the term of the AMPS was perpetual" (Compl. ¶13);

(v) That notwithstanding these alleged representations, the Defendants caused the AMPS to be redeemed by the Fund in order to provide liquidity to the holders of AMPS following the collapse of the auction market for AMPS in February 2008 and, ostensibly, to further the business objectives of the Calamos Sponsorship Group (Compl. ¶¶ 22, 25-27);

(vi) That in order to fund redemption of the AMPS, the Individual Defendants caused the Fund to incur debt on terms "disadvantageous compared with the AMPS" (Compl. ¶¶ 30, 31);

(vii) That redemption of the AMPS "materially alter[ed] the business model of the Fund, and significantly reduced the potential cash flow available for distribution to the common shareholders," thereby "defeat[ing] a significant feature of the investment rationale for the common shareholders" (Compl. ¶ 34(d)) and "eliminating one of the major benefits of the investment" in common shares, "as described in the Fund's statements to the SEC and the public" (Compl. ¶¶ 42, 45); and

(viii) That as a consequence of the foregoing, the value of the Fund's common shares owned by members of the putative class assertedly has been reduced. (Compl. ¶ 34(e))

6. None of the exceptions to SLUSA preclusion are applicable in that:

(a) this action was not brought as "an exclusively derivative action" within the meaning of 15 U.S.C. § 78bb(f)(5)(C);

(b) without limitation, this is not an action based upon the statutory or common law of the state in which the Fund is organized involving:

(i) the "purchase or sale of securities" by the issuer or an affiliate of the issuer "exclusively from or to holders of equity securities of the issuer," within the meaning of 15 U.S.C. § 78bb(f)(3)(A)(ii)(I), or

(ii) any "recommendation, position, or other communication with respect to the sale of securities" made by or on behalf of the issuer or an affiliate of the issuer and concerning decisions of equity holders of such securities with respect to "voting their securities, acting in response to a tender or exchange offer, or exercising dissenters' or appraisal rights" 15 U.S.C. § 78bb(f)(3)(A)(ii)(II);

(c) this is not an action brought by a State, a political subdivision thereof, or a State pension plan on its own behalf, or as a member of a class comprised solely of other States, political subdivisions, or State pension plans (15 U.S.C. § 78bb(f)(3)(B)); and

(d) this is not an action that seeks to enforce a contractual agreement between an issuer and an indenture trustee (15 U.S.C. § 78bb(f)(3)(C)).

7. Proper Venue. The Northern District of Illinois, Eastern Division, is the federal district court for the district and division encompassing Cook County, Illinois, in which the action was brought, and removal to this Court therefore is proper pursuant to 28 U.S.C. § 1446(a).

8. Consent to Removal. All named defendants in this case have joined in this Notice of Removal. For purposes of removal, defendants sued under fictitious names, such as defendants "John and Jane Does 1-100" in this action, are disregarded. *See, e.g.*, *General Cas. Co. of Ill. v. Professional Mfrs. Representatives,* No. 08 C 6650, 2008 WL 4968847, *1 (N.D. Ill. Nov. 24, 2008).

9. Pleadings and Process. Pursuant to 28 U.S.C. § 1446(a), true and correct copies of all process, pleadings and orders served upon the defendants in Circuit Court of Cook County, Illinois, Case No. 10 CH 39590, are appended as Exhibit A to this Notice of Removal.

10. Filing and Notice. Pursuant to 28 U.S.C. § 1446(d), a copy of this Notice of Removal is being filed with the Clerk of the Circuit Court of Cook County and served upon plaintiff's counsel of record.

Dated: October 13, 2010

Defendants Weston W. Marsh, Joe F. Hanauer, John E. Neal, William R. Rybak, Stephen B. Timbers, David D. Tripple, and Calamos Convertible and High Income Fund

By: /s/ John W. Rotunno
John W. Rotunno
One of their attorneys

John W. Rotunno
Paul J. Walsen
Molly K. McGinley
K&L GATES LLP
70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207
Telephone: 312.372.1121
Facsimile: 312.827.8000

Defendants John P. Calamos, Sr., Calamos Advisors, LLC, and Calamos Asset Management, Inc.

By: /s/ Kevin B. Dreher
Kevin B. Dreher
One of their attorneys

Kevin B. Dreher
MORGAN, LEWIS & BOCKIUS LLP
77 West Wacker Drive
Chicago, Illinois 60601-5094
Telephone: 312.324.1000
Facsimile: 312.324.1001

CERTIFICATE OF SERVICE

The undersigned, an attorney, certifies that he caused true and correct copies of the foregoing Notice of Removal, including all attachments, to be served upon:

Carol V. Gilden
Cohen Milstein Sellers & Toll PLLC
190 South LaSalle Street, Suite 1705
Chicago, Illinois 60603

by messenger delivery, and upon:

Steven J. Toll
Joshua S. Devore
Joshua M. Kolsky
Cohen Milstein Sellers & Toll PLLC
1100 New York Avenue, NW
Suite 500, West Tower
Washington, DC 20005

Lynn L. Sarko
Keller Rohrback, P.L.C.
1201 Third Avenue, Suite 3200
Seattle, Washington 98101

Gary Gotto
James A. Bloom
Keller Rohrback, P.L.C.
3101 North Central Avenue, Suite 1400
Phoenix, Arizona 85012

by placing such copies in properly addressed envelopes, with prepaid first-class postage affixed, and depositing said envelopes in the United States Mail chute located at 70 West Madison Street, Chicago, Illinois, all on October 13, 2010.

/s/ John W. Rotunno
John W. Rotunno

Exhibit A

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION

---x

CHRISTOPHER BROWN, individually and on behalf of all others similarly situated,

Plaintiff,

-against-

10CH39590

JOHN P. CALAMOS, SR., Trustee of the Calamos Convertible Opportunities and Income Fund, WESTON W. MARSH, Trustee of the Calamos Convertible Opportunities and Income Fund, JOE F. HANAUER, former Trustee of the Calamos Convertible Opportunities and Income Fund, JOHN E. NEAL, Trustee of the Calamos Convertible Opportunities and Income Fund, WILLIAM R. RYBAK, Trustee of the Calamos Convertible Opportunities and Income Fund, STEPHEN B. TIMBERS, Trustee of the Calamos Convertible Opportunities and Income Fund, DAVID D. TRIPPLE, Trustee of the Calamos Convertible Opportunities and Income Fund, CALAMOS ADVISORS, LLC, an investment advisor and Delaware limited liability company, CALAMOS ASSET MANAGEMENT, INC, a Delaware corporation and publicly-held holding company, CALAMOS CONVERTIBLE OPPORTUNITIES AND INCOME FUND, a Delaware statutory trust, and JOHN AND JANE DOES 1-100,

Defendants.

---x

CLASS ACTION COMPLAINT

JURY DEMAND

TABLE OF CONTENTS

Plaintiff, Christopher Brown ("Plaintiff"), by and through his attorneys, alleges on personal knowledge as to all facts related to himself and on information and belief as to all other matters, as follows:

I. INTRODUCTION

1. Plaintiff Christopher Brown brings this class action lawsuit on behalf of himself and all other individuals who were the beneficial owners of common shares of the Calamos Convertible Opportunities and Income Fund (the "Fund") at any time from March 19, 2008 through the present (the "Class Period"). The Fund is a closed-end investment company organized as a Delaware statutory trust on April 17, 2002. The Fund raised money from the sale of its common shares, and the Fund invested that money in securities to earn a yield for the common shareholders.

2. In addition to issuing the common stock held by Plaintiff and the members of the putative class, the Fund issued auction market preferred shares ("AMPS"). The AMPS bore a preferred dividend right, with the dividend rate reset periodically through an auction mechanism. In effect, the AMPS provided the Fund with long-term financing at short-term interest rates, *see* Prospectus, Calamos Convertible Opportunities and Income Fund, filed with the SEC on November 12, 2003, at 25 (hereinafter "2003 Prospectus"). The auction mechanism provided liquidity to the holders of AMPS, as they were able to sell their AMPS at auction, although there was expressly no obligation to provide liquidity, *id.* at cover page, 24-25. The AMPS also provided flexibility to the Fund as AMPS were subject to lower coverage ratios than debt, and had other favorable terms. As equity securities, the AMPS had no maturity and did not ever have to be repaid.

3. During 2008, the Individual Defendants caused the Fund to partially redeem the AMPS and replace it with less favorable debt financing. The Individual Defendants took these actions to further their own interests and those of the Fund's investment advisor and its affiliates, not the interests of the common shareholders, and they thereby breached the fiduciary duties owed to the Fund's common shareholders. By this action, Plaintiff seeks to recover the damages this conduct caused him and the Class.

4. Plaintiff does not assert by this action any claim arising from a misstatement or omission in connection with the purchase or sale of a security, nor does Plaintiff allege that Defendants engaged in fraud in connection with the purchase or sale of a security

II. PARTIES

A. Plaintiff

5. **Plaintiff Christopher Brown** is a resident of the State of North Carolina. Plaintiff has owned common shares in the Fund since March 21, 2006.

B. Defendants

6. **Individual Defendant Trustees of the Calamos Convertible Opportunities and Income Fund ("Individual Defendants").** The Fund is managed by its Board of Trustees. The Trustees are responsible for the overall management and supervision of the affairs of the Fund. The members of the Board of Trustees during the Class Period include:

(a) **Defendants John P. Calamos, Sr.,** Trustee of the Fund,

(b) **Weston W. Marsh,** Trustee of the Fund,

(c) **Joe F. Hanauer,** former Trustee of the Fund,

(d) **John E. Neal,** Trustee of the Fund,

(e) **William R. Rybak,** Trustee of the Fund,

(f) **Stephen B. Timbers,** Trustee of the Fund,

(g) **David D. Tripple,** Trustee of the Fund, and

(h) **John and Jane Doe Defendants 1–100,** individuals who aided and abetted the named Defendants in undertaking the violations alleged herein, the identities of whom are unknown to Plaintiff at this time.

C. Other Defendants ("Calamos Defendants").

(i) **Defendant Calamos Advisors, LLC,** an investment advisor and Delaware limited liability company

(j) **Defendant Calamos Asset Management, Inc.,** a Delaware corporation and publicly-held holding company,

(k) **Defendant Calamos Convertible Opportunities and Income Fund,** a Delaware statutory trust.

III. JURISDICTION AND VENUE

7. Jurisdiction is proper in this Court because several of the Defendants are based in Illinois and, within the relevant time period, transacted substantial business within Cook County, Illinois. Under 735 ILCS 5/2-101, 735 ILCS 5/2-102(a), and 815 ILCS 505/10a(b), venue is properly laid in this Court, as Defendants conduct substantial business within Cook County, Illinois.

8. Federal jurisdiction over this action does not exist. This case does not present any questions of federal law and jurisdiction does not exist under the Class Action Fairness Act

because the claims concern covered securities. Nor does diversity jurisdiction exist, because there is not complete diversity between all Plaintiffs and all Defendants.

IV. FACTS

A. The Calamos Convertible Opportunities Fund

9. The Fund is an investment company subject to the Investment Company Act of 1940, as amended (the "ICA").

10. Pursuant to its reports filed with the Securities and Exchange Commission (the "SEC"), the Fund's primary investment objective is to provide total return through a combination of capital appreciation and current income.

11. The Fund issued seven series of AMPS, designated by letters and numbers. Each is intended to be auctioned periodically, and the terms governing each contemplate that auctions may fail, in which case the interest or dividend rate will be set by formula. In accordance with the ICA, the holders of the 15,360 AMPS shares outstanding were entitled to vote for two of the seven directors of the Fund, and the holders of the common shares were entitled to vote for the remaining five directors of the Fund.

12. The AMPS issued by the Fund represented quite favorable financing for the Fund's common shareholders for several reasons described in more detail below, including: the interest rate and other costs were very favorable; the financing was perpetual; the constraints on the Fund associated with the AMPS were minimal; and the AMPS represented committed financing at a time when financing for almost any business was unusually difficult and costly to obtain.

(a) <u>The interest rate and other costs were very favorable</u>. While auctions cleared, the rates were set weekly by the open market (subject to a maximum rate determined by a formula, which rate is referred to herein as the "Defined Rate"), at rates that tended to be only slightly above money-market yields. In the event of failed auctions, the interest was set at the Defined Rate. With respect to the AMPS, after the auction failures in 2008 described below, the formula for the Defined Rate produced a result that was actually lower than market rates that had prevailed over periods before the auction failures. The Fund stated in its June 2008 semiannual report, "[o]verall, common shareholders benefitted [sic] from the Fund's use of [AMPS]....[W]hile the auction failures caused the rates of [AMPS] to rise above short-term benchmarks, the cost of leverage actually came down during the reporting period significantly (in the neighborhood of 200 to 300 basis points)." Form N-CSR, Calamos Convertible Opportunities and Income Fund, for the period ended April 30, 2008, filed with the Securities and Exchange Commission on June 26, 2008, at 8 (hereinafter "N-CSR [date of SEC filing]").

(b) The financing was perpetual. The term of the AMPS financing was very favorable to the Fund in that it was perpetual. AMPS need not ever be repaid. For a homeowner, a comparable arrangement would mean that the principal component of his or her mortgage payment would simply never come due. This was particularly significant in the challenging financial markets of 2008, the time the auctions failed. The Fund itself described this period as a "credit crunch" or a "global credit crisis". "Credit spreads," it reported, "widened to levels not seen in years." N-CSR, June 26, 2008, at 1, 3. To have perpetually good financing in such a climate was of extraordinary value to the common shareholders.

(c) The constraints on the Fund from the AMPS were minimal. The Fund did not have to offer any collateral, and it only had to have $2 in gross assets for every $1 in AMPS outstanding.

13. As described in materials filed with the Securities and Exchange Commission ("SEC") or otherwise published to the investing public, a key piece of the return to the Fund's common shareholders was financial leverage. *See, e.g.*, N-CSR, June 26, 2008 at 34 (advertising as a "Potential Advantage of Closed-End Fund Investing" the "Ability to Put Leverage to Work"). Financial leverage is the difference between the low rates paid by the Fund on its AMPS and the returns it would realize on its portfolio investments. The effect of this leverage was reflected in the Fund's regular cash distributions to common shareholders and described in the Fund's regular reports to its shareholders. The Fund's public statements indicated that the holders of its common stock could realize, as one of the significant benefits of this investment, leverage that would continue indefinitely, because, as described above, the term of the AMPS was perpetual.

B. The Calamos Closed-End Fund Business Model

14. Defendant Calamos Advisors, LLC ("CAL"), an affiliate of Defendant Calamos Asset Management Corporation ("CLMS"), has been the Fund's investment advisor at all relevant times. CAL, CLMS, and their affiliates involved in the sponsorship of closed-end investment companies similar to the Fund are referred to herein as the "Calamos Sponsorship Group." The Calamos Sponsorship Group sponsored a number of closed-end investment companies ("closed-end funds") similar to the Fund, five of which also issued auction rate securities that were similar to the AMPS issued by the Fund. The term "Auction Rate Securities" ("ARS") generally refers to either municipal or corporate debt securities with a long-term maturity or preferred stocks that return a yield at rates set at periodic auctions. With a minimum investment of $25,000, these securities were typically held by high net worth individuals and entities.

15.. By sponsoring closed-end funds that issued ARS, the Calamos Sponsorship Group raised billions of dollars in capital and realized hundreds of millions of dollars in revenue through various management fees and other items of compensation. To distribute the funds, the Calamos Sponsorship Group relied heavily on the investment banks and brokers who sold the funds to investors and who also sold ARS to investors.

16. In addition to serving as Trustees of the Fund, the individually-named Defendants (the "Individual Defendants") served in similar capacities on behalf of a large number of the other funds (the "Sister Calamos Funds") sponsored by the Calamos Sponsorship Group. The following table summarizes the number of Calamos sponsored funds on which each Individual Defendant serves (or served) as trustee or director, and the most recent approximate aggregate annual compensation received by each Individual Defendant from those funds, based on the information filed with the SEC:

Defendant	Number of Calamos Funds	Most Recent Aggregate Annual Compensation From Management of the Funds
Weston W. Marsh	20	$140,000
Joe F. Hanauer*	20	$143,000*
John E. Neal	20	$160,000
William R. Rybak	20	$138,000
Stephen B. Timbers	20	$186,000
David D. Tripple	20	$150,000
John P. Calamos, Sr.**	20	$**

*Defendant Joe F. Hanauer stepped down as a Trustee on December 31, 2009. The numbers for Defendant Joe F. Hanauer reflect his last full fiscal year as a Trustee (the fiscal year ending Oct. 31, 2008).

** Defendant John P. Calamos, Sr. is an employee of the Calamos Sponsorship Group and is not separately compensated for his board service.

17. The Fund's common shareholders are a unique constituency of equity holders, which own through the Fund a unique portfolio of investments. The Fund and its common shareholders did not have an economic interest in any of the other members of the Calamos Sponsorship Group, nor did they benefit from the ability of the Calamos Sponsorship Group to continue to sponsor new closed-end funds.

18. The Calamos Sponsorship Group, on the other hand, had a critical stake in its ability to continue to sponsor new funds, as this was the lifeblood to grow its business. The Individual Defendants shared that stake because each new fund sponsored by Calamos provided the opportunity for another remunerative board seat and management fees for CAL and CLMS.

19. On information and belief, the Individual Defendants and the Calamos Sponsorship Group adopted a management style that reflected their shared economic interests and blurred the distinctions among the many separate closed-end funds, including the Fund. While this approach enabled the Defendants to collect fees from a number of funds (as to each of which they owed distinct fiduciary obligations) with little or no incremental burden on their time for each fund, it also underemphasized their legal duty to protect the individual interests of each distinct fund (including the Fund) and those funds' common stockholders. The Calamos Sponsorship Group's management approach also created an incentive for the Fund's directors to advance their own and the Group's interests even if those interests were in conflict with the interests of the Fund's common stockholders.

C. The Collapse of the Auction Rate Securities Market

20. In addition to the closed-end funds sponsored by the Calamos Sponsorship Group, many other entities issued ARS. By early 2008, over $50 billion in ARS issued by closed end funds were outstanding. ARS typically had a very long maturity or, as in the case of the AMPS issued by the Fund, no maturity date and typically gave the holders no redemption right. However, the regular auctions, as long as they functioned, gave the holders a way to liquidate their investment. Many broker dealers counseled their clients to rely on the auctions and use the ARS as a vehicle for short term investing.

21. Auctions were typically held every 7, 28, or 35 days, with interest paid at the end of each auction period. It was always possible, however, that an auction would fail, if there were insufficient buyers to buy the ARS from the sellers. The offering documents typically specified a formula that would set the interest or dividend rate to be paid when auctions fail.

22. Since February 13, 2008, auctions have consistently failed. These failures effectively rendered auction rate securities, including the AMPS issued by the Fund, illiquid. The auctions continued to fail throughout 2008-09, and to date liquidity has not returned to the auction rate securities marketplace.

23. This illiquidity has caused many holders of ARS, including many holders of the AMPS issued by the Fund, to become dissatisfied with their investment. Many ARS holders, along with various government agencies, complained to the investment banks and brokers who had counseled them to invest in ARS. Many ARS holders sought to hold the investment banks and brokers responsible for the illiquidity of the investment. Ultimately, many of these investment banks and brokers were required to purchase ARS from their clients in settlements concluded with government agencies. These settlements imposed significant liabilities on the

investment banks and brokers, and the threatened and actual proceedings imposed a risk of significant liabilities on the brokers and investment banks, both of which would have been much higher if the Fund did not redeem the securities from the AMPS holders. On information and belief, the Calamos Sponsorship Group believed that the investment banks would not desire to acquire the securities.

24. The failure of the auction mechanism had little direct impact on the Fund or its common shareholders. The Fund was not obligated to redeem AMPS, nor did the auction failures materially adversely affect the Fund's rights and obligations with respect to the AMPS. Indeed, the Fund issued the AMPS under a prospectus disclosing as two of the risks for AMPS holders: "If an auction fails you may not be able to sell some or all of your shares," and "The AMPS are not redeemable by the holders of AMPS," 2003 Prospectus, at cover page and 9. Moreover, the terms of the AMPS contemplated that auctions might fail, and they provided a mechanism for setting dividend rates in that situation. Under the terms of the AMPS, the interest rate would be determined by a formula, and, in all other respects, the AMPS would continue to be governed by the same terms as those that applied from the date of issuance.

D. The Defendants' Misconduct

25. The favorable characteristics of the AMPS described in Paragraph 16 above continued to benefit the Fund after the failure of the auctions, and the failure of the auctions did not trigger any redemption obligation on the Fund or otherwise create a valid business reason for the Fund to redeem the AMPS. Nonetheless, the Defendants caused the Fund to redeem approximately 72.9% of all outstanding AMPS (approximately $280 million) between June 2, 2008, and June 26, 2008, at their issue price of $25,000 per share, and to replace the AMPS with

new financing that was less advantageous for the common shareholders. The result of the redemption was that the remaining 4160 shares of AMPS had the right to vote for two of the Fund's seven directors, effectively increasing by more than 3 times the voting power of each preferred share compared to the common shares. Then, between August 13, 2009 and August 24, 2009, the Defendants caused the Fund to redeem all then-outstanding AMPS, again at their issue price of $25,000 per share, and again to replace the redeemed AMPS with financing that was less advantageous for the common shareholders.

26. The Calamos Defendants announced efforts in the spring of 2008 to bring liquidity to the AMPS holders in spite of their recognition of the benefits of the AMPS to the holders of the common stock. On May 6, 2008, the Calamos Defendants held a conference call to describe their efforts. By May 19, 2009, the Calamos Defendants were able to announce that Calamos Defendants had obtained board approval to redeem all ARS issued by closed-end fund in the Calamos Defendants' family of funds.

27. On information and belief, the Defendants caused the redemption of the AMPS not to further the interests of the Fund or of the holders of its common stock; they did so to provide liquidity to the holders of the AMPS and likely as an attempt to placate their investment banks and brokers (who would thereby be protected from further liability for the illiquidity of the AMPS and from the risk that they would be required to buy the redeemed AMPS from the holders), so as to further the business objectives of the Calamos Sponsorship Group by responding to the pressures they experienced as a result of the failure of the auction rate securities auctions. Specifically, the same investment banks and brokers who marketed the ARS and AMPS were a key part of the business model of the Calamos Sponsorship Group: the Calamos Sponsorship Group earns fees by sponsoring new funds and the investment banks and

brokers market the common shares of those funds. Consequently, the Calamos Sponsorship Group relies heavily on good relationships with the investment banks and brokers to enable them to market new funds and earn fees for the management of those funds. Indeed, the CAM report on Form 10-K for 2009 lists as a risk factor:

> [A] majority of our assets under management were attributable to accounts that we accessed through third-party intermediaries. These intermediaries generally may terminate their relationships with us on short notice.

Widespread dissatisfaction on the part of brokers and investment banks threatened the viability of this on-going business. Simply put, the bailout of the holders of the AMPS and the responsible brokers and investment banks conflicted with the interests of the Fund and the holders of its common stock. After the redemptions, CAM was able to maintain its good relationships: its Summary Annual Report to shareholders proudly reports: "In this dramatically changed market environment, we have been able to retain and, in many cases, grow our shelf space at key partner firms."

28. The redemptions by the Fund of the AMPS damaged the holders of the Fund's common stock by denying them the financial benefits associated with the AMPS, diluting the economic value and for some periods the voting power of the common shareholders. The redemptions benefited the holders of the AMPS, thereby favoring one class of shareholders over another, in violation of the duties of the Individual Defendants toward the disadvantaged shareholders.

29. The Defendants caused the Fund to redeem the AMPS at prices that exceeded their market value. Specifically, the Fund later represented to the SEC that the AMPS was then trading on the secondary market at a significant discount to its issue price of $25,000, *see In re Calamos Convertible Opportunities and Income Fund et al.*, Amendment No. 4 Amending and

Restating the Application for an Order Pursuant to Section 6(c) of the Investment Company Act (hereinafter the "Fourth Amended Application") at 8 n.1, but the Individual Defendants nevertheless caused the Fund to pay the full issue price for the shares that it redeemed. The redemption was consequently dilutive to the common shareholders.

30. To raise cash for the partial redemptions of AMPS, the Individual Defendants caused the Fund, through its officers employed by the Calamos Defendants, to arrange new debt financing (the "First Replacement Borrowing"), announced by the Calamos Defendants on May 19, 2008. The First Replacement Borrowing was so disadvantageous that it was replaced the next year from three sources: issuance of additional common stock, diversion of cash generated by the Fund's investments to pay down debt rather than make distributions to common shareholders, and yet another debt facility (the "Second Replacement Borrowing"; together with the First Replacement Borrowing, the "Replacement Borrowing").

31. Both the First Replacement Borrowing and the Second Replacement Borrowing are disadvantageous compared with the AMPS, for a number of reasons, including: the effective costs of the Replacement Borrowing are higher; the term is finite; and the constraints are greater, as detailed below.

(a) The effective costs of the Replacement Borrowing are higher. On information and belief, the effective cost of the Replacement Borrowing with all its terms, conditions, and fees will generally be higher than the Defined Rate on the AMPS. For instance, over the year leading up to October 31, 2009, and again over the six months leading up to April 30, 2010, on information and belief the Fund paid over nine times as much for the Replacement Borrowing in interest and fees and "deferred debt structuring fees" as it would have paid for the AMPS over the same period at the Defined Rate.[1] N-CSR, June 26, 2008, at 26 n.7. For the year ending October 31, 2009 alone the Fund paid interest and fees on the Replacement Borrowing that totaled approximately $8,532,646 on an average outstanding balance of $113 million, which equates to a fully loaded annualized rate of more than 7.5%. For the same period, the weighted average annualized dividend rate for the AMPS, applying the Defined Rate, was approximately 0.5%, and annual fees, on information and belief, were 0.27% or less for a total cost less than 0.8%. The Individual Defendants were well aware of the likelihood that the Replacement Borrowing would be more costly for the Fund.

The term is finite. While the AMPS have a perpetual term, the term of the Replacement Borrowing was one year. The short-term maturity puts the Fund at enormous refinancing risk, as it was completely dependent on interest rate conditions and its ability to qualify for and obtain financing. A comparable provision in a home mortgage would require the homeowner to pay the full principal amount outstanding in one year. The AMPS, on the other hand, had a perpetual term, so the Fund had no refinancing risk prior to the replacement of AMPS with the Replacement Borrowing. The Defendants were well aware of the advantage of the AMPS. The Fund itself stated "[T]he perpetual nature of the [AMPS] makes them, in that respect, a more attractive source of leverage than borrowing, which by its terms must be repaid or refinanced at or

[1] Plaintiff has estimated the cost of AMPS over this period by applying the Defined Rate and adding the 0.27% to reflect costs of maintaining auctions and rating agency fees, the values of fees given by the Fund in the last full year of successful auctions. Many auction agents have cut fees significantly since auctions began to fail. The Defined Rate is 150% of the "AA" Financial Commercial Paper Rate for comparable terms. Amended and Restated Statement of Preferences of AMPS, attached as Appendix A to 2003 Prospectus at A-3, A-18, A-27.

before a stated maturity date." Fourth Amended Application at 34 n.21. Moreover, the Defendants recognized "these sophisticated lenders [of the Replacement Financing could] choose not to renew the loans and to recall their principal with any accrued interest . . . [B]orrowings, unlike senior securities that are stock, typically must be repaid on a specific date in the future, which may present certain risks to common shareholders." *Id.* at 32-33. And, in fact, the short maturity of the First Replacement Financing forced the Fund to refinance its debt in a year that the Fund described as one in which "the cost of borrowing...dramatically increased." N-CSR, December 29, 2008, at 3.

(c) The constraints are significantly greater. The additional constraints associated with borrowing increase the effective cost of the borrowing above the stated interest rate. *See, e.g.,* 2003 Prospectus, at 22 ("[T]hese requirements will increase the cost of borrowing over the stated interest rate.") At least two significant additional constraints arose with the Replacement Financing.

1. *Collateral.* First, the Fund was not required to pledge its assets as collateral for the AMPS. In contrast, for the Replacement Borrowing, the Fund was required to pledge its assets as collateral, which limits the Fund's ability to control its investments. Moreover, the lender is permitted to borrow the collateral and relend it to third parties, putting the Fund at risk of default by those third parties.

2. *Coverage requirements.* The ICA imposes coverage ratios for various forms of leverage. That is, for every dollar in leverage, the Fund is required to have x dollars of assets to meet the coverage ratio. Briefly, if the Fund fails to meet the required coverage ratio, under the ICA, it will be unable to pay dividends to the common shareholders, which, the Fund acknowledges, is the expectation of

common shareholders and is critical to maintenance of the Fund's tax status. Fourth Amended Application at 26 n.16.

The coverage ratios imposed by the ICA vary for different kinds of leverage. Because the AMPS constituted the Fund's equity (not debt), under the ICA the Fund was obligated to maintain a coverage ratio, *i.e.*, total assets to total AMPS, of 2:1. Because the Replacement Borrowing was debt (not equity), under the ICA, the coverage ratio for each dollar borrowed, *i.e.*, total assets to total Replacement Borrowing, was 3:1.[2] N-CSR, December 29, 2008, at 7.

After redeeming 72.9% of the AMPS, which increased the coverage requirement, the Individual Defendants caused the Fund to seek special relief from the requirements of the ICA applicable to debt, see *In re Calamos Convertible Opportunities and Income Fund et al.*, Application for an Order Pursuant to Section 6(c) of the Investment Company Act, filed with the SEC on July 24, 2008 (hereinafter "Calamos Application"), and pursued the application through four separate amendments dated October 14, 2008, December 18, 2008, January 12, 2009, and January 14, 2009. The Securities and Exchange Commission ("SEC") granted the relief for debt used to retire then-outstanding AMPS, with the relief to expire on October 31, 2010. *See In re Calamos*

[2] In the first amendment to its Exemption Application, the Fund suggested that the statutory coverage ratio might not apply to its debt. *In re Calamos Convertible Opportunities and Income Fund et al.*, Amendment No. 1 Amending and Restating the Application for an Order Pursuant to Section 6(c) of the Investment Company Act, filed with the SEC on October 14, 2008, at 24-25 n.14 (hereinafter "First Amended Application"). However, it gave the statutory coverage ratio as its reason for not redeeming more of the AMPS. Form N-CSR, December 29, 2008, at 7. It also represented that its debt agreements include a relaxation of contractual coverage requirements contingent upon the grant of relief requested. Fourth Amended Application at 14.

Convertible Opportunities and Income Fund et al., Order Under Section 6(c) of the Investment Company Act of 1940 Granting An Exemption From Sections 18(a)(1)(A) and (B) of the Act, Investment Company Act Release No. 28615 (issued February 10, 2009), at 1. Consequently, $104 million of the Second Replacement Refinancing (and any subsequent refinancing of that debt) would benefit from this relaxed coverage requirement. The Fund paid down $60 million of this debt, leaving only a small fraction subject to the relaxed coverage requirement for the short period of relief remaining.

For any further borrowing, and, after October 31, 2010, for the borrowing already in place, the coverage ratio will require 50% more assets than would have been required to raise money with the same amount of AMPS. The AMPS, according to the Fund, once retired, cannot likely be replaced, see First Amended Application at 6, 7. The Fund views leverage as beneficial to the common shareholders, see N-CSR, December 30, 2009, at 4, and N-CSR, June 24, 2010, at 2. Indeed, as described in Paragraph 17, the ability to earn positive returns on leverage is one of the key elements of an investment in the common stock of the Fund. Yet the Defendants have unnecessarily constrained their ability to use leverage for the indefinite future and have acknowledged that the replacement of equity with debt may force deleveraging, Fourth Amended Application at 25-26.

32. The holders of the AMPS benefited significantly from the redemptions, as they had their shares largely redeemed despite the clear terms of their investments, so their investments were no longer illiquid. However, redemptions and the Replacement Borrowing caused significant damages to the common shareholders of the Fund for, inter alia, the reasons

described in Paragraphs 25 -- 34 above, including especially the diversion of proceeds of investments that would have flowed to the common shareholders to pay down the new debt instead. As a result of the Defendants' conduct, the AMPS shareholders have benefited by having their shares partially redeemed at the expense of the common shareholders to the Fund.

33. The Individual Defendants caused the Fund to take the actions that harmed the common shareholders, acting on the advice and analysis provided by the Calamos Defendants. CAM reported to its shareholders at the end of 2009 on its role in the actions that harmed holders of the Fund's common stock by claiming credit for redeeming the ARS of each of the Sister Calamos Funds, including the Fund.

34. The harms suffered by the common shareholders as the result of Individual Defendants' breaches of their duties owed to the common shareholders include:

(a) The dividends paid by the Fund to the common shareholders have been reduced because funds that would otherwise have been available to pay such dividend have been diverted to pay the increased costs associated with the Replacement Borrowing and/or to fund the redemption of AMPS;

(b) The dividends paid by the Fund to the common shareholders have further been reduced because in connection with the unnecessary redemption of AMPS, the Fund's overall leverage has been reduced, thereby producing less cash flow available to pay common stock dividends;

(c) The potential future cash flows to the holders of common stock, whether in the form of dividends or other distributions will be reduced as a result of Individual Defendants' breaches, for the following reasons:

i. Funds that would otherwise be available for distribution to common shareholders will be diverted to pay the increased costs associated with the Replacement Borrowing;

ii. Because of the reduction in the Fund's overall leverage described in the foregoing subparagraph (b), cash flow that would otherwise be available for distribution to common shareholders will be reduced;

iii. The potential future cash flows to be realized by holders of common stock, whether from dividends or other distributions has been exposed to significantly greater risk as the result of the replacement of AMPS with the Replacement Borrowing and the resulting heightened risk of forced deleveraging at fire sale prices, particularly after the expiration of the regulatory relief on October 31, 2010;

(d) The loss of the leverage provided by the AMPS has materially altered the business model of the Fund, and significantly reduced the potential cash flow available for distribution to the common shareholders and has thereby defeated a significant feature of the investment rationale for the common shareholders, namely that such leverage would be available to provide cash flow for distribution to the common shareholders;

(e) The value of the Fund's common shares is lower than it would have been if the AMPS had not been redeemed.

V. CLASS ACTION ALLEGATIONS

35. This action is being brought and may properly be maintained as a class action under 735 ILCS 5/2-801 of the Illinois Rules of Civil Procedure on behalf of the following Class:

all persons and entities that were the beneficial owners of common shares of the Fund at any time from March 19, 2008 through the present (the "Class Period").

36. Under 735 ILCS 5/2-801(1), the Class is so numerous that joinder of all Class members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, upon information and belief, there are well over five hundred (500) unrelated and geographically dispersed members of the proposed class.

37. Because Plaintiff's and the Class members' claims all derive from a common nucleus of operative fact, Plaintiff asserts claims that are typical of the claims of the entire Class. Specifically, Plaintiff's claims are not antagonistic to or in conflict with the Class as a whole. Plaintiff and the members of the Class also suffered damages in the same or similar ways as a result of the same common course of misconduct. In addition, Plaintiff and members of the Class are relying on the same legal theories and causes of action.

38. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. 735 ILCS 5/2-801(2). The common questions include, *inter alia*, the following:

a. Whether the Individual Defendants caused the replacement of leveraging beneficial to the common shareholders in violation of their fiduciary duties to the common shareholders;

b. whether the Individual Defendant breached their fiduciary duties;

c. whether the Calamos Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty;

d. whether the Calamos Defendants were unjustly enriched; and

e. whether the members of the Class have suffered losses, and/or continue to suffer losses, and if so, the proper nature and measure of a remedy.

39. Plaintiff will fairly and adequately represent and protect the interests of the Class, because the interests of Plaintiff are coincident to, and not antagonistic to, those of the other members of the Class. Furthermore, Plaintiff has retained competent counsel experienced in securities and other class action litigation. 735 ILCS 5/2-801(3).

40. A class action is an appropriate method for the fair and efficient adjudication of this controversy. 735 ILCS 5/2-801(4). No unusual difficulties are likely to be encountered in the management of this class action. Further, since the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation makes it impossible for members of the Class to individually seek redress for the wrongful conduct alleged.

VI. CAUSES OF ACTION

Count I – Breach of Fiduciary Duty (Individual Defendants)

41. Plaintiff incorporates herein the allegations set forth above.

42. At all times alleged herein, the Individual Defendants, as trustees to the Fund, owed Plaintiff and the Class fiduciary duties, which duties include: (a) the duty not to unfairly favor the interest of one class of shareholders over another; (b) the duty not to cause one class of shareholders to receive a benefit greater than that to which they are entitled at the expense of another class of shareholders; and (c) the duty not to engage in conduct that frustrates the ability of the common shareholders to realize the benefits of an investment in the Fund, as described in the Fund's statements to the SEC and the public.

43. In contravention of these duties, the Individual Defendants unfairly favored the preferred AMPS shareholders over the common shareholders by enabling the former to redeem their shares at their share of net asset value, at the expense of the common shareholders.

44. Also in contravention of these duties, the Individual Defendants caused one group of shareholders to receive a benefit to which they were not entitled at the expense of another group of shareholders: specifically, the AMPS shareholders were not harmed but benefited while Plaintiff and the Class as disadvantaged common shareholders suffered distinct injuries.

45. Also in contravention of these duties, the Individual Defendants chose to cause the Fund to partially redeem the AMPS and replace it with unfavorable debt financing, thus eliminating one of the major benefits of the investment.

46. As a direct and proximate result of these breaches of fiduciary duties by the Defendants, Plaintiff and the Class have suffered damages in multiple millions of dollars.

47. Plaintiff and the Class are entitled to: (i) declaratory relief and preliminary and permanent injunctive relief requiring the Individual Defendants to properly carry out their fiduciary duties as alleged herein; and (ii) monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial based on Plaintiff's losses alleged herein.

<u>Count II – Aiding and Abetting a Breach of Fiduciary Duty (The Calamos Defendants)</u>

48. Plaintiff incorporates herein the allegations set forth above.

49. At all times alleged herein, the Calamos Defendants, through their role as either investment adviser or through their contractual relationships and extensive communications with the Individual Defendants, knew or reasonably should have known that the Individual

Defendants were fiduciaries to the Plaintiff and the Class, and that the Individual Defendants had fiduciary duties to act in the best interests of the Plaintiff and the Class.

50. The Calamos Defendants nonetheless willfully and knowingly encouraged and participated in the Individual Defendants' breaches of fiduciary duty, as set forth above.

51. In particular, the Calamos Defendants aided and abetted the Individual Defendants' fiduciary breaches by encouraging the Individual Defendants to engage in the conduct complained of herein.

52. As a direct and proximate result of the Calamos Defendants' aiding and abetting the Individual Defendants' breaches of fiduciary duty, Plaintiff and the Class suffered damages of multiple millions of dollars.

53. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Calamos Defendants to cease aiding and abetting the Individual Defendants breaches of fiduciary duty, to cease serving as adviser to the Fund, and to cease serving as administrative agent of the Fund, and awarding monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial.

<u>Count III – Unjust Enrichment (The Calamos Defendants)</u>

54. Plaintiff incorporates herein the allegations set forth above.

55. Plaintiff and the Class assert a claim for unjust enrichment against the Calamos Defendants under the common law of Delaware.

56. By means of the wrongful conduct alleged herein, the Calamos Defendants have been unjustly enriched to the unjust detriment of the Plaintiff and the Class.

57. The Calamos Defendants' unjust enrichment is traceable to, and resulted directly and proximately from, the conduct alleged herein. Specifically, the enrichment of the Calamos

Defendants has come in the form of fees and other revenues received by them from the Fund and from other Calamos Sister Funds as the result of the inequitable conduct complained of herein, including their encouragement of the Individual Defendants' breaches of fiduciary duty owed to Plaintiff and the Class. For example, the Calamos Defendants have received substantial fees from the Fund in connection with the Replacement Borrowing, and have realized significant revenues from the continued operation of their fund business model described above, which was facilitated by the Individual Defendants' breaches of fiduciary duty described herein.

58. The unjust detriment suffered by Plaintiff and the Class takes the form of the damages described herein, including, without limitation, the injury to their investment in the Fund resulting from Defendants' conduct complained of herein, and the elimination of the benefits to the Plaintiff and the Class of an investment as common shareholders in the Fund.

59. Under the common law doctrine of unjust enrichment, it is inequitable for the Calamos Defendants to be permitted to retain the benefits they received, and are still receiving, unfairly and without justification.

60. The financial benefits derived by the Calamos Defendants rightfully belong to Plaintiff and the Class members. The Calamos Defendants should be compelled to disgorge to a common fund and for the benefit of Plaintiff and the Class members all monetary benefits received by the Calamos Defendants from Plaintiff and the Class as alleged herein (hereinafter "Ill-gotten Gains").

61. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Calamos Defendants to disgorge its ill-gotten Gains as alleged herein.

VII. PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for a judgment:

A. Declaring that the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the Class;

B. Declaring that the Calamos Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty, as set forth above;

C. Declaring that the Calamos Defendants have been unjustly enriched by its actions alleged herein;

D. Enjoining the Calamos Defendants from serving as advisor or otherwise earning fees for services to the Fund;

E. Enjoining the Individual Defendants from breaching their fiduciary duties owed to Plaintiff and the Class in the future;

F. Awarding monetary relief against the Defendants, jointly and severally, in the full amount of all losses suffered by Plaintiff and the Class as a result of the breaches of fiduciary duties by the Individual Defendants and the Calamos Defendants' aiding and abetting of the Individual Defendants' breaches of fiduciary duty, together with pre-judgment and post-judgment compounded interest at the maximum possible rates, whether at law or in equity and punitive damages;

G. Awarding attorneys' fees and expenses pursuant to the common fund doctrine and other applicable law; and

H. Granting all such other and further relief, general or special, legal or equitable, including punitive damages, to which Plaintiff and the Class.

Dated: September 13, 2010

Respectfully submitted:

By: [signature]

Carol V. Gilden
Cohen Milstein Sellers & Toll PLLC
190 South LaSalle Street, Suite 1705
Chicago, Illinois 60603
t: (312) 357-0370
f: (312) 357-0369
Firm ID 43503
cgilden@cohenmilstein.com

Steven J. Toll
Joshua S. Devore
Joshua M. Kolsky
Cohen Milstein Sellers & Toll PLLC
1100 New York Avenue, NW
Suite 500, West Tower
Washington, DC 20005
t: 202.408.4600
f: 202.408.4699
stoll@cohenmilstein.com
jdevore@cohenmilstein.com
jkolsky@cohenmilstein.com

Lynn L. Sarko
Keller Rohrback, LLP
1201 Third Avenue, Suite 3200
Seattle, Washington 98101-3052
t: (206) 623-1900
f: (206) 623-3384
lsarko@kellerrohrback.com

Gary Gotto
James A. Bloom
Keller Rohrback, P.L.C.
3101 North Central Avenue, Suite 1400
Phoenix, Arizona 85012
t: (602) 248-0088
f: (602) 248-2822
ggotto@krplc.com
jbloom@krplc.com

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

RUSSELL BOURRIENNE, individually and on behalf of all others similarly situated, Plaintiff, v. JOHN P. CALAMOS, SR., Trustee of the Calamos Convertible Opportunities and Income Fund, WESTON W. MARSH, Trustee of the Calamos Convertible Opportunities and Income Fund, JOE F. HANAUER, former Trustee of the Calamos Convertible Opportunities and Income Fund, JOHN E. NEAL, Trustee of the Calamos Convertible Opportunities and Income Fund, WILLIAM R. RYBAK, Trustee of the Calamos Convertible Opportunities and Income Fund, STEPHEN B. TIMBERS, Trustee of the Calamos Convertible Opportunities and Income Fund, DAVID D. TRIPPLE, Trustee of the Calamos Convertible Opportunities and Income Fund, CALAMOS ADVISORS, LLC, an investment advisor and Delaware limited liability company, CALAMOS ASSET MANAGEMENT, INC., a Delaware corporation and publicly-held holding company, CALAMOS CONVERTIBLE OPPORTUNITIES AND INCOME FUND, a Delaware statutory trust, and JOHN AND JANE DOES 1-100, Defendants.	No. 10-CV-05833

PLAINTIFF'S NOTICE OF VOLUNTARY DISMISSAL

Pursuant to Rule 41(a)(1) of the Federal Rules of Civil Procedure, Plaintiff Russell Bourrienne, individually, by his attorneys, files this Notice of Dismissal. In support of this

Notice, Plaintiff states:

1. Plaintiff filed this case as a putative class action on behalf of himself and other individuals who owned common shares of the Calamos Convertible Opportunities and Income Fund (the "Fund").

2. Rule 41 of the Federal Rules of Civil Procedure allows a Plaintiff to dismiss his action without order of Court by filing a Notice of Dismissal at any time before service by the adverse party of an answer or of a motion for summary judgment, whichever first occurs, subject to the provisions of Rule 23(e), Rule 23.1(c), Rule 23.2, and Rule 66, and of any statute of the United States.

3. Defendants have not served an answer or motion for summary judgment, and have not appeared.

4. Rule 23(e) is not applicable. Rule 23(e) requires court approval of a voluntary dismissal only with respect to a certified class. No class has been certified in this case.

5. Rule 23.1(c) does not apply because this case is not a derivative action.

6. Rule 23.2 does not apply because this case does not involve an unincorporated association.

7. Rule 66 is not applicable. Rule 66 requires a dismissal by court order in an action where a receiver has been appointed. No receiver has been appointed in this case.

8. Plaintiff is not aware of any statute of the United States that requires court approval of his dismissal.

9. Neither Plaintiff nor his counsel has received or been promised anything of value in exchange for this Dismissal.

Accordingly, Plaintiff individually only, and not on behalf of a class, dismisses this action with the filing of this Notice of Dismissal.

Dated: October 7, 2010.

LASKY & RIFKIND, LTD.

By: /s/ Norman Rifkind
Norman Rifkind

Norman Rifkind
Leigh Lasky
Amelia S. Newton
Heidi VonderHeide
350 N. LaSalle Street, Suite 1320
Chicago, IL 60654
Tel: (312) 634-0057
Fax: (312) 634-0059

Local Counsel for Plaintiff

MURRAY, FRANK & SAILER LLP
Brian P. Murray
275 Madison Avenue, Suite 801
New York, NY 10016
Tel: (212) 682-1818
Fax: (212) 682-1892

Lead Counsel for Plaintiff

Attorney Code 34944

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION

2010 OCT 12 ... 16

RUSSELL BOURRIENNE, individually and on behalf of all others similarly situated, Plaintiff, v. JOHN P. CALAMOS, SR., Trustee of the Calamos Convertible Opportunities and Income Fund, WESTON W. MARSH, Trustee of the Calamos Convertible Opportunities and Income Fund, JOE F. HANAUER, former Trustee of the Calamos Convertible Opportunities and Income Fund, JOHN E. NEAL, Trustee of the Calamos Convertible Opportunities and Income Fund, WILLIAM R. RYBAK, Trustee of the Calamos Convertible Opportunities and Income Fund, STEPHEN B. TIMBERS, Trustee of the Calamos Convertible Opportunities and Income Fund, DAVID D. TRIPPLE, Trustee of the Calamos Convertible Opportunities and Income Fund, CALAMOS ADVISORS, LLC, an investment advisor and Delaware limited liability company, CALAMOS ASSET MANAGEMENT, INC., a Delaware corporation and publicly-held holding company, and JOHN AND JANE DOES 1-100, Defendants.	)	**Civil Action No.** 10CH45119 **CLASS ACTION COMPLAINT**

Plaintiff, by his undersigned attorneys, for his Class Action Complaint, alleges upon personal knowledge as to himself and his own acts, and as to all other matters upon information and belief, as follows:

INTRODUCTION

1. Plaintiff Russell Bourrienne brings this class action lawsuit on behalf of himself and all other individuals who were the beneficial owners of common shares of the Calamos Convertible Opportunities and Income Fund (the "Fund") at any time from March 19, 2008 through the present (the "Class Period"). The Fund is a closed-end investment company organized as a Delaware statutory trust on April 17, 2002. The Fund raised money from the sale of its common shares, and the Fund invested that money in securities to earn a yield for the common shareholders.

2. In addition to issuing the common stock held by Plaintiff and the members of the putative class, the Fund issued seven series of auction market preferred shares ("AMPS"). The AMPS bore a preferred dividend right, with the dividend rate reset periodically through an auction mechanism. In effect, the AMPS provided the Fund with long-term financing at short-term interest rates, *see* Prospectus, Calamos Convertible Opportunities and Income Fund, filed with the Securities and Exchange Commission (the "SEC") on November 13, 2003, at 25 (the "2003 Prospectus"). The AMPS had no maturity date, *i.e.*, they never had to be repaid. As long as the auction mechanism worked, it provided liquidity to the holders of AMPS, as they were able to sell their AMPS at auction. The AMPS also provided flexibility to the Fund because AMPS are classified as equity and therefore subject to lower coverage ratios than debt under the Investment Company Act of 1940.

3. In February 2008, the market for auction rate securities collapsed, rendering the AMPS illiquid. According to the terms of the AMPS, in the event of auction failure, preferred shareholders were to receive dividends based upon a formula pegged to the "AA" rated Financial Commercial Paper interest rate. After the auction rate market collapsed, due to historically low interest rates, this formula resulted in an extremely low dividend for AMPS holders. Such a low dividend benefitted the common shareholders of the fund by effectively locking in a long-term source of financing for the Fund at very low cost.

4. During 2008, the Individual Defendants caused the Fund to partially redeem the AMPS and obtain less favorable debt financing in their place. The Individual Defendants took these actions to further their own interests and those of the Fund's investment advisor and its affiliates rather than the interests of the common shareholders and thereby breached the fiduciary duties owed to the Fund's common shareholders. By this action, Plaintiff seeks to recover the damages this conduct caused him and the Class.

5. Plaintiff does not assert by this action any claim arising from a misstatement or omission in connection with the purchase or sale of a security, nor does Plaintiff allege that Defendants engaged in fraud in connection with the purchase or sale of a security.

JURISDICTION AND VENUE

6. This Court has jurisdiction under 735 ILCS 5/2-209 because several of the Defendants are residents of Illinois and transacted substantial business within Cook County during the relevant time period.

7. Venue is proper in Cook County pursuant to 735 ILCS 5/2-101, 735 ILCS 5/2-102, and 815 ILCS 505/10a(b), because Defendants conduct substantial business within Cook County and a substantial part of the acts giving rise to Plaintiffs claims occurred in this District.

PARTIES

A. Plaintiff

8. Plaintiff Russell Bourrienne is a resident of the State of New York. Plaintiff purchased common shares in the Fund on August 16, 2006.

B. Defendants

9. Defendant John P. Calamos, Sr. is a Trustee of the Fund.

10. Defendant Weston W. Marsh is a Trustee of the Fund.

11. Defendant Joe F. Hanauer is a former Trustee of the Fund.

12. Defendant John E. Neal is a Trustee of the Fund.

13. Defendant William R. Rybak is a Trustee of the Fund.

14. Defendant Stephen B. Timbers is a Trustee of the Fund.

15. Defendant David D. Tripple is a Trustee of the Fund.

16. John and Jane Doe Defendants 1-100, the identities of whom are unknown to Plaintiff at this time, are individuals who aided and abetted the named Defendants in undertaking the violations alleged herein.

17. Defendants Calamos, Marsh, Hanauer, Neal, Rybak, Timbers, Tripple, and John and Jane Doe Defendants 1-100 are collectively referred to herein as the "Individual Defendants."

18. Defendant Calamos Advisors, LLC ("CAL"), an indirect subsidiary of Defendant Calamos Asset Management, Inc., is an investment advisor; a Delaware limited liability company; and has served as the Fund's investment advisor at all relevant times.

19. Defendant Calamos Asset Management, Inc. ("CLMS"), a Delaware corporation and publicly-held holding company, primarily provides investment advisory services to individual and institutional investors through open-end funds, closed-end funds, separate accounts, offshore funds, and partnerships.

20. Defendants Calamos Advisors, LLC and Calamos Asset Management, Inc. are referred to collectively herein as the "Calamos Defendants."

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action as a class action pursuant to Section 2-801 of the Illinois Code of Civil Procedure, 735 ILCS5/2-801. The Class that the named plaintiff seeks to represent consists of all persons who were the beneficial owners of common shares of the Fund at any time from March 19, 2008 through the present (the "Class Period"). Excluded from the Class are Defendants; members of the immediate families of the Individual Defendants; any entity in which any Defendant has or had a controlling interest; and the legal representatives, heirs, successors, or assigns of any Defendant.

22. Plaintiff believes this action is properly maintainable as a class, because:

a. The Class is so numerous and geographically dispersed that joinder of all members is impracticable. While the identity of each class member is not known to Plaintiff, upon information and belief, there are hundreds of unrelated members of the proposed Class.

b. There are questions of both fact and law common to the Class, and those common questions predominate over any question affecting only individual members of the Class. The common questions include the following:

i. whether the Individual Defendants breached their fiduciary duties;

ii. whether the Individual Defendants caused the replacement of leveraging favorable to the common shareholders in violation of their fiduciary duties to the common shareholders;

iii. whether the Calamos Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty;

iv. whether the Calamos Defendants were unjustly enriched; and

v. whether the members of the Class have suffered losses and/or continue to suffer losses, and if so, the proper nature and measure of a remedy.

c. Plaintiff will fairly, adequately, and vigorously protect the interests of the Class. Plaintiff's interests are the same as those of the other Class members. Plaintiff has obtained competent counsel who are experienced in class action litigation and have the qualifications and ability to conduct this litigation.

d. A class action is an appropriate method for a fair and efficient adjudication of this controversy because it will promote judicial economy, uniformity of decisions, finality and the ends of justice. Moreover, it will save time, effort and expense, and avoid the time and expense of maintaining potentially thousands of individual actions. There will be no difficulty in the management of this action as a class action.

FACTS

A. The Calamos Convertible Opportunities Fund

23. The Fund, which began operating in June 2002, is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the "ICA"). The management of the Fund is the responsibility of its Board of Trustees. The Fund's primary investment objective, as stated in its filings with the SEC, is to "provide total return through a combination of capital appreciation and current income."

24. The Fund issued seven series of AMPS, designated by letters and numbers. The dividend rates on the AMPS were intended to be reset through the auction process every 7 days or twenty eight days, depending on the terms of the securities. The terms governing each series contemplate that auctions may fail, in which case the interest or dividend rate will be set by formula. In accordance with the ICA, the holders of the 15,360 AMPS shares outstanding were entitled to vote for two of the seven Trustees of the Fund, and the holders of the common shares were entitled to vote for the remaining five Trustees of the Fund.

25. At the time of the redemption of the AMPS, the financing of the Fund's AMPS was favorable for the Fund's common shareholders for a number reasons, discussed below, including:

a. **Perpetual financing**. The terms of the AMPS financing was very favorable to the Fund in that it was perpetual, *i.e.*, AMPS need not ever be repaid. This was especially important in the uncertain financial markets of 2008, as auctions for AMPS began to fail. The Fund noted that during the "global credit crisis . . . [c]redit spreads widened to levels not seen in years.[1]" Form N-CSR for the period ended April 30, 2008, filed with the SEC on June 26, 2008 (the "June 26, 2008 N-CSR"). Perpetually good financing in such an environment was significantly valuable to the Fund's common shareholders.

b. **Interest rates.** While auctions cleared, the interest rates of the AMPS were set weekly by the open market (subject to a "Maximum Rate" determined by a formula), at rates that tended to be only slightly above money-market yields. If auctions failed, the interest was set at the Maximum Rate. After auctions began to fail in 2008, as discussed below, the formula for the Maximum Rate produced a result that was actually lower than historical market rates in periods before the auction failures. The Fund stated that "[o]verall, common shareholders benefitted from the Fund's use of AMPS . . . . [W]hile the auction failures caused the rates of AMPS to rise above short-term benchmarks, the cost of leverage actually came down during the reporting period significantly (in the neighborhood of 200 to 300 basis points)." June 26, 2008 N-CSR at 3.

c. **Minimal constraints.** The constraints on the Fund from the AMPS were minimal. The fund did not have to offer any collateral, and was required under the ICA to maintain 200% asset coverage, or to have $2 in gross assets for every $1 in AMPS outstanding.

[1] The Fund explained that "[c]redit spreads measure the yields between bonds with different levels of credit quality risk. When spreads widen, investors receive more compensation for taking on risk." June 26, 2008 N-CSR, at 3.

d. **Leverage.** Another advantage of the Fund important to its common shareholders was its "Ability to Put Leverage to Work," as described in a number of the Fund's SEC filings. See, e.g., June 26, 2008 N-CSR at 30. The Fund's leverage strategy typically meant borrowing at short-term interest rates and investing the proceeds in higher rates of return, i.e., the Fund's financial leverage was the difference between the low rates it paid on the AMPS and the returns on its portfolio investments. The impact of this leverage was reflected in the Fund's regular cash distributions to common shareholders and described in its regular reports to its shareholders.

B. Calamos

26. As stated above, Defendant Calamos Advisors, LLC ("CAL") is an indirect subsidiary of Defendant Calamos Asset Management Corporation ("CLMS"), and has served as the Fund's investment advisor at all relevant times. CAL, CLMS, and their affiliates involved in the sponsorship of closed-end investment companies similar to the Fund are referred to herein as the "Calamos Sponsorship Group." The Calamos Sponsorship Group sponsored a number of closed-end investment companies ("closed-end funds") similar to the Fund, five of which also issued auction rate securities that were similar to the AMPS issued by the Fund. The term "Auction Rate Securities" ("ARS") generally refers to a debt instrument (*e.g.*, corporate or municipal bonds) with a long-term maturity or preferred stocks that return a yield at rates that are regularly reset at periodic auctions. As they required a minimum investment of $25,000, these securities were typically held by high net worth individuals and entities.

27. By sponsoring closed-end funds that issued ARS, the Calamos Sponsorship Group raised billions of dollars in capital and realized hundreds of millions of dollars in revenue

through various management fees and other compensation. To distribute the funds, the Calamos Sponsorship Group relied heavily on the investment banks and brokers who sold the funds to investors and who also sold ARS to investors.

28. The Fund and its common shareholders did not have an economic interest in any of the other members of the Calamos Sponsorship Group, nor did they benefit from the ability of the Calamos Sponsorship Group to continue to sponsor new closed-end funds. On the other hand, the Calamos Sponsorship Group had a critical interest in continuing to sponsor new funds as a means of expanding its business. Likewise, each new fund sponsored by Calamos could benefit the Individual Defendants in the form of lucrative board seats and management fees.

29. In addition to serving as Trustees of the Fund, the Individual Defendants served in similar capacities for a number of the other funds sponsored by the Calamos Sponsorship Group (the "Related Calamos Funds"). The table below summarizes the number of Calamos-sponsored funds on which each Individual Defendant serves (or served) as trustee or director, and the most recent approximate aggregate annual compensation received by each Individual Defendant from those funds, based on the information filed with the SEC:

DEFENDANT	NO. OF CALAMOS FUNDS SERVED/ MANAGED	AGGREGATE ANNUAL COMPENSATION FROM SERVICE / MANAGEMENT OF FUNDS
John P. Calamos, Sr. *	20	$*[2]
Joe F. Hanauer **	20	$143,000**[3]
Weston W. Marsh	20	$140,000
John E. Neal	20	$160,000
William R. Rybak	20	$138,000
Stephen B. Timbers	20	$186,000
David D. Tripple	20	$150,000

[2] * Defendant John P. Calamos, Sr. is an employee of the Calamos Sponsorship Group and is not separately compensated for his board service.

[3] ** Defendant Joe F. Hanauer stepped own as a Trustee on December 31, 2009. The numbers for Hanauer reflect his last full fiscal year as a Trustee, the fiscal year ended October 31, 2008.

30. In spite of the distinct fiduciary obligation they had to each separate closed-end fund, the Individual Defendants and the Calamos Sponsorship Group managed the funds in accordance with their common economic interests. In doing so, they put those interests before the individual interests of each of those funds, including the Fund. This allowed the Defendants to collect fees from a number of funds without significant additional burden on their time. However, it also gave the Fund's directors an incentive to promote their own and the Group's interests even when those interests conflicted with the interests of the Fund's common stockholders.

C. The Auction Rate Securities Market Collapses

31. The Calamos Sponsorship Group was not the only entity issuing ARS. By early 2008, over $50 billion in ARS issued by closed end funds were outstanding, including the closed-end funds sponsored by the Calamos Sponsorship Group. ARS typically had a very long maturity or, like the AMPS issued by the Fund, no maturity date, and usually gave the holders no redemption rights. However, as long as the regular auctions were successful, the holders had a way to liquidate their investment. Consequently, many broker-dealers recommended that their clients use ARS as for short term investing.

32. Usually, auctions were held every 7, 28, or 35 days, with interest paid at the end of each auction period. It was always possible that there would not be enough buyers entering the market to purchase the ARS available for sale, and consequently, an auction would fail. As noted above, the offering documents typically specified a formula that would set the interest or dividend rate to be paid when auctions failed.

33. Since February 13, 2008, auctions have regularly failed. This in turn has effectively rendered auction rate securities, including the AMPS issued by the Fund, illiquid. To date, liquidity has not returned to the auction rate securities market. As a result, many investors in ARS, including holders of the AMPS issued by the fund, have become concerned about their investments.

34. The auction failures and resultant illiquidity in the ARS market had little direct impact on the Fund or its common shareholders. The Fund was not obligated to redeem AMPS, and the auction failures did not have a materially adverse impact on the Fund's rights and obligations with respect to the AMPS. In fact, the prospectus under which AMPS were issued noted the following risks for AMPS holders: (1) "If an auction fails you may not be able to sell some or all of your shares;" and (2) "The AMPS are not redeemable by the holders of AMPS." 2003 Prospectus, at cover page and 9. Further, as already noted, the terms of the AMPS contemplated that auctions might fail, and provided a means for setting dividend rates should such failures occur. Under the terms of the AMPS, the interest rate would be determined by a formula, and, in all other respects, the AMPS would continue to be governed by the same terms as those that applied from the date of issuance.

35. However, as the market for ARS became illiquid, many concerned investors in ARS, including holders of the AMPS issued by the Fund, sought to hold the investment banks and brokers who recommended investing in ARS responsible for the illiquidity of those investments. As a number of government agencies began to investigate the marketing of ARS to investors, many investment banks and brokers entered into settlements, which required them to purchase ARS from their clients. These settlements imposed significant liabilities on the

investment banks and brokers, which would have been much higher if the Fund had not redeemed the AMPS from their holders. On information and belief, the Calamos Sponsorship Group did not believe that the investment banks would want to acquire the securities.

D. The Redemption of the AMPS

36. Even after the failure of the auctions began, the Fund continued to benefit from the favorable characteristics of the AMPS discussed above. The auction failures did not trigger any redemption obligation on the Fund or otherwise necessitate that the Fund redeem the AMPS. Nevertheless, between June 2, 2008 and June 26, 2008, the Defendants caused the Fund to redeem approximately 72.9% of all outstanding AMPS at their issue price of $25,000 per share, by means of a refinancing whose terms were less advantageous for the Fund's common shareholders than the terms of the AMPS. As a result of this redemption of the majority of outstanding AMPS, the remaining 4,160 shares of AMPS had the right to vote for two of the Fund's seven directors, increasing the voting power of each preferred share to three times that of each common share.

37. Further, between August 13, 2009 and August 24, 2009, the Defendants caused the Fund to redeem the remaining outstanding AMPS, again at their issue price of $25,000 per share, and again replaced the redeemed AMPS with financing terms that were less advantageous for the Fund's common shareholders.

38. The Defendants' redemption of the AMPS provided liquidity to the holders of the AMPS issued by the Fund. It also provided a redemption of sorts to their investment banks and brokers, who would not be liable for the illiquidity of the AMPS and would not have to purchase the now-redeemed AMPS from the holders. A good relationship with the investment banks and

brokers who market the ARS and AMPS is crucial to the business of the Calamos Sponsorship Group, as the Group earns fees by sponsoring new funds and the investment banks and brokers market the common shares of those funds. In fact, termination of these relationships is among the risk factors listed in CLMS's Form 10-K for the year ended December 31, 2009:

> As of December 31, 2009, a majority of our assets under management were attributable to accounts that we accessed through third-party intermediaries. These intermediaries generally may terminate their relationships with us on short notice.

On information and belief, the Defendants caused the redemption of the AMPS to further the business interests of the Calamos Sponsorship group by responding to the concerns of investment banks and brokers facing liability for the illiquidity in the ARS market, and not to further the interests of the Fund or the holders of its common stock. The interests of the holders of the Fund's AMPS and of the investment banks and brokers who marketed the AMPS conflicted with the interests of the Fund and its common shareholders, and the Defendants chose the former. Following the redemptions, CLMS was able to maintain its good relationships with its contacts in the financial community. Its 2009 Summary Annual Report to CLMS shareholders notes prominently that: "In this dramatically changed market environment, we have been able to retain and, in many cases, grow our shelf space at key partner firms."

39. The Fund's redemptions of the AMPS damaged its common stockholders by denying them the financial benefits associated with the AMPS, diluting the economic value of their investment, and for some periods diluting their voting power. As a result, the redemptions favored one class of shareholder (the holders of the AMPS), over another (the common stockholders), in violation of the duties of the Individual Defendants toward the disadvantaged shareholders.

40. The Defendants caused the Fund to redeem the AMPS at prices that exceeded their market value. The Fund later represented to the SEC that the AMPS were then trading on the secondary market at a significant discount to the issue price of $25,000, *see In re Calamos Convertible Opportunities and Income Fund et al.*, Amendment No. 4 Amending and Restating the Application for an Order Pursuant to Section 6(c) of the Investment Company Act (the "Fourth Amended Application") at 8 n.1 ("The Applicants understand that the relatively limited secondary market trading that has occurred in [AMPS] of closed-end funds since the failure of the auction markets has been conducted at significant discounts."). Nevertheless, the Individual Defendants caused the Fund to pay the full issue price for the shares that it redeemed. As a result of this deliberate overpayment, members of the Class were unjustly injured.

41. In order to raise cash for the partial redemptions of AMPS, the Individual Defendants caused the Fund to arrange new debt financing (the "First Replacement Borrowing"), whose terms were less favorable than the terms of the AMPS, and that was replaced the next year from three sources: the issuance of additional common stock, the use of cash generated by the Fund's investments to pay down debt rather than make distributions to common shareholders, and by another debt facility (the "Second Replacement Borrowing"; together with the First Replacement Borrowing, the "Replacement Borrowing").

42. As discussed in detail below, both the First Replacement Borrowing and the Second Replacement Borrowing are disadvantageous compared with AMPS, for several reasons, including: the effective costs of the Replacement Borrowing are higher; the term is finite; and the constraints are greater.

43. **The effective costs of the Replacement Borrowing are substantially higher.** On information and belief, the effective cost of the Replacement Borrowing has been significantly higher than even the Maximum Rate on the AMPS. For instance, over the year leading up to October 31, 2009, and again over the six months leading up to April 30, 2010, on information and belief the Fund paid an interest rate substantially higher than the average dividend rate for the AMPS immediately prior to their redemption. Further, for the year ending October 31, 2009 alone the Fund paid fees on the Replacement Borrowing that totaled almost $7 million dollars, as compared to approximately $500,000 spent on auction-related fees in the year prior to the redemption of the AMPS. The Individual Defendants were well aware of the likelihood that the Replacement Borrowing would be more costly for the Fund.

44. **The term of the Replacement Borrowing is finite.** The Defendants were aware of the advantages of the perpetual term of the AMPS, one of which was that the Fund had no refinancing risk prior to the replacement of the AMPS with the Replacement Borrowing. Because the terms of the Replacement Borrowing are finite, they are disadvantageous compared to the terms of the AMPS. As the Fund has acknowledged: "[T]he perpetual nature of the [AMPS] makes them, in that respect, a more attractive source of leverage than borrowing, which by its terms must be repaid or refinanced at or before a stated maturity date." Fourth Amended Application at 34 n.21. Furthermore, the Defendants acknowledged that the lenders of the Replacement Borrowing could "choose not to renew the loans and to recall their principal with any accrued interest . . . [B]orrowings, unlike senior securities that are stock, typically must be repaid on a specific date in the future, *which may present certain risks to common shareholders.*" *Id.* at 32-33 (emphasis added). And, as noted above, the short maturity of the First Replacement

Borrowing forced the Fund to refinance its debt in a year that the Fund itself admitted was one in which "the cost of borrowing . . . dramatically increased." Form N-CSR for the fiscal year ended October 31, 2008, filed with the SEC on December 29, 2008 (the "December 29, 2008 N-CSR"), at 3. In contrast to the perpetual term of the AMPS, the Replacement Borrowing had a term of one year. This short-term maturity put the Fund at enormous refinancing risk, as it was completely dependent on interest rate conditions and its ability to qualify for and obtain financing. As the Fund's business model depends on its ability to profit from its leverage, the Fund's ability to maintain financing was essential to its success.

45. **The constraints on the Replacement Borrowing are greater than those on the AMPS**. These additional constraints increase the effective cost of the borrowing above the stated interest rate. *See, e.g.*, 2003 Prospectus, at 22 ("these requirements will increase the cost of borrowing over the stated interest rate."). At least two significant additional constraints arose with the Replacement Borrowing: collateral and coverage requirements.

46. The first additional constraint which arose from the Replacement Borrowing was a requirement that the Fund put up collateral in order to obtain financing. The Fund was required to pledge its assets as collateral under the terms of the Replacement Borrowing, which limited the Fund's ability to control its investments. In contrast, the Fund was not required to pledge its assets as collateral for the AMPS. In addition, the lender may borrow the collateral pledged by the Fund and relend it to third parties, which puts the Fund at risk of default by those third parties.

47. The second additional constraint that arose from the Replacement Financing involved the coverage requirements of the ICA. Because the AMPS constituted the Fund's

equity (not debt), under the ICA, the Fund was obligated to maintain a coverage ratio, *i.e.*, total assets to total AMPS, of 2:1. Because the Replacement Financing was debt (not equity), under the ICA the Fund was obligated to maintain a coverage ratio for each dollar borrowed, *i.e.*, total assets to total Replacement Financing, of 3:1. December 29, 2008 N-CSR, at 7. This forced the Fund to deleverage, in effect impairing its ability to "put leverage to work," because the Fund was required to spend capital in order to decrease its debt and meet the coverage ratios required by the ICA. The Fund views leverage as beneficial to the common shareholders, *see* Form N-CSR for the fiscal year ended October 31, 2009, filed with the SEC on December 30, 2009 (the "December 30, 2009 N-CSR"), at 4, and Form N-CSR for the period ended April 30, 2010, filed with the SEC on June 24, 2010 (the "June 24, 2010 N-CSR"), at 2. Indeed, as described above, the ability to earn positive returns on leverage is one of the key elements of an investment in the common stock of the Fund. Yet the Defendants have unnecessarily constrained their ability to use leverage for the indefinite future and have acknowledged that the replacement of equity with debt may force deleveraging, Fourth Amended Application at 25-26

48. In addition, under the ICA, if a Fund fails to meet the required coverage ratio, it may not pay dividends to its common shareholders. This damages the common shareholders who invest in the Fund based in part on the expectation that they will receive dividend payments. *See* Fourth Amended Application at 26 n.16 ("The applicants believe that their common shareholders have come to expect regular distributions at approximately the same percentage of net asset value.")

49. After redeeming 72.9% of the AMPS, which increased the coverage requirement, the Individual Defendants caused the Fund to apply for special relief from the requirements of

the ICA applicable to debt, *see In re Calamos Convertible Opportunities and Income Fund et al.*, Application for an Order Pursuant to Section 6(c) of the Investment Company Act, filed with the SEC on July 24, 2008 (the "Calamos Application"), and pursued the application through four separate amendments dated October 14, 2008, December 18, 2008, January 12, 2009, and January 14, 2009. In February 2009, the Securities and Exchange Commission ("SEC") granted only short-term relief for debt used to retire outstanding AMPS, with the relief expiring on October 31, 2010. *See In re Calamos Convertible Opportunities and Income Fund et al.*, Order Under Section 6(c) of the Investment Company Act of 1940 Granting An Exemption From Sections 18(a)(1)(A) and (B) of the Act, Investment Company Act Release No. 28615 (issued February 10, 2009), at 1. As a result, $104 million of the Second Replacement Refinancing (and any subsequent refinancing of the debt) would benefit from this relaxed coverage requirement. The Fund spent additional capital in order to pay down $60 million of this debt, leaving only a fraction subject to the relaxed coverage requirement for the short period of relief remaining. For any further borrowing, and, after October 31, 2010, for the borrowing already in place, the coverage ratio will require 50% more assets than would have been required to raise money with the same amount of AMPS. The AMPS, according to the Fund, once retired, cannot likely be replaced, *see* First Amended Application at 6, 7.

50. The holders of the AMPS benefited significantly from the redemptions, as they had their illiquid and low-interest shares largely redeemed, even though there was no reason to do so under the clear terms of their investments. However, redemptions and the Replacement Borrowing caused significant damages to the common shareholders of the Fund for, *inter alia*, the reasons described above, including the diversion of proceeds of investments that should have

flowed to the common shareholders to pay down the new debt instead. As a result of the Defendants' conduct, the AMPS shareholders have benefitted by having their shares partially redeemed at the expense of the common shareholders to the Fund.

51. The harms suffered by the common shareholders as a result of the Individual Defendants' breaches of their duties owed to the common shareholders include:

a. The dividends paid by the Fund to the common shareholders have been reduced because funds that would otherwise have been available to pay such dividends have been diverted to pay the increased costs associated with the Replacement Borrowing and/or to fund the redemption of AMPS;

b. The dividends paid by the Fund to the common shareholders have further been reduced because in connection with the unnecessary redemption of AMPS, the Fund's overall leverage has been reduced, thereby producing less cash flow available to pay common stock dividends, and further defeating an important aspect of the investment rationale for the common shareholders, i.e., that the Fund could "put leverage to work" to provide cash flow for distribution to the common shareholders;

c. The potential future cash flows to the holders of common stock, whether in the form of dividends or other distributions has been exposed to significantly greater risk as the result of the replacement of AMPS with the Replacement Borrowing and the resulting heightened risk of forced deleveraging at fire sale prices, particularly after the expiration of the regulatory relief on October 31, 2010; and

d. The value of the Fund's common shares is lower than it would have been if the AMPS had not been redeemed.

COUNT I
As And For A First Cause Of Action
Breach of Fiduciary Duty

52. Plaintiff incorporates herein the allegations set forth above.

53. At all times alleged herein, the Individual Defendants, as Trustees to the Fund, owed Plaintiff and the Class fiduciary duties, which duties include the duty no to unfairly favor the interest of one class of shareholders over another, the duty not to cause one class of shareholders to receive a benefit greater than that to which they are entitled at the expense of another class of shareholders, and the duty not to engage in conduct that frustrates the ability of the common shareholders to realize the benefits of an investment in the Fund, as described in the Fund's statements of the SEC and the public.

54. In violation of these duties, the Individual Defendants unfairly favored the preferred AMPS shareholders over the common shareholders by enabling the former to redeem their shares at their share of net asset value, at the expense of the common shareholders.

55. Also in violations of these duties, the Individual Defendants caused one group of shareholders to receive a benefit to which they were not entitled at the expense of another group of shareholders: specifically, the AMPS shareholders were not harmed but benefited while plaintiff and the Class as disadvantaged common shareholders suffered distinct injuries.

56. Also in violation of these duties, the Individual Defendants chose to cause the Fund to partially redeem the AMPS and replace it with unfavorable debt financing, thus eliminating one of the major benefits of the investment.

57. As a direct and proximate result of these breaches of fiduciary duties by the Defendants, Plaintiff and the Class have suffered damages in multiple millions of dollars.

58. Plaintiff and the Class are entitled to: (i) declaratory relief and preliminary and permanent injunctive relief requiring the Individual Defendants to properly carry out their fiduciary duties as alleged herein; and (ii) monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial based on Plaintiff's losses alleged herein.

COUNT II
As And For A Second Cause Of Action
Aiding and Abetting a Breach of Fiduciary Duty (the Calamos Defendants)

59. Plaintiff incorporates herein the allegations set forth above.

60. At all times alleged herein, the Calamos Defendants, through their role as either investment adviser or through their contractual relationships and extensive communications with the Individual Defendants, knew or reasonably should have known that the Individual Defendants were fiduciaries to the Plaintiff and the Class, and that the Individual Defendants had fiduciary duties to act in the best interests of the Plaintiff and the Class.

61. The Calamos Defendants nonetheless willfully and knowingly encouraged and participated in the Individual Defendants' breaches of fiduciary duty, as set forth above.

62. In particular, the Calamos Defendants aided and abetted the Individual Defendants' fiduciary breaches by encouraging the Individual Defendants to engage in the conduct complained of herein.

63. As a direct and proximate result of the Calamos Defendants' aiding and abetting the Individual Defendants' breaches of fiduciary duty, Plaintiff and the Class suffered damages of multiple millions of dollars.

64. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Calamos Defendants to cease aiding and abetting the Individual Defendants breaches of fiduciary duty, to cease serving as adviser to the Fund, and to cease serving as administrative agent of the Fund, and awarding monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial.

COUNT III
As And For A Third Cause Of Action
Unjust Enrichment (the Calamos Defendants)

65. Plaintiff incorporates herein the allegations set forth above.

66. Plaintiff and the Class assert a claim for unjust enrichment against the Calamos Defendants under the common law of Delaware.

67. By means of the wrongful conduct alleged herein, the Calamos Defendants have been unjustly enriched to the unjust detriment of the Plaintiff and the Class.

68. The Calamos Defendants' unjust enrichment is traceable to, and resulted directly and proximately from, the conduct alleged herein. Specifically, the enrichment of the Calamos Defendants has come in the form of fees and other revenues received by them from the Fund and from other Calamos Sister Funds as the result of the inequitable conduct complained of herein, including their encouragement of the Individual Defendants' breaches of fiduciary duty owed to Plaintiff and the Class. For example, the Calamos Defendants have received substantial fees from the Fund in connection with the Replacement Borrowing, and have realized significant revenues from the continued operation of their fund business model described above, which was facilitated by the Individual Defendants' breaches of fiduciary duty described herein.

69. The unjust detriment suffered by Plaintiff and the Class takes the form of the damages described herein, including, without limitation, the injury to their investment in the Fund resulting from Defendants' conduct complained of herein, and the elimination of the benefits to the Plaintiff and the Class of an investment as common shareholders in the Fund.

70. Under the common law doctrine of unjust enrichment, it is inequitable for the Calamos Defendants to be permitted to retain the benefits they received, and are still receiving, unfairly and without justification.

71. The financial benefits derived by the Calamos Defendants rightfully belong to Plaintiff and the Class members. The Calamos Defendants should be compelled to disgorge to a common fund and for the benefit of Plaintiff and the Class members all monetary benefits received by the Calamos Defendants from Plaintiff and the Class as alleged herein.

72. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Calamos Defendants to disgorge its ill-gotten gains as alleged herein.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for a judgment as follows:

A. Declaring that the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the Class;

B. Declaring that the Calamos Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty, as set forth above;

C. Declaring that the Calamos Defendants have been unjustly enriched by its actions alleged herein;

D. Enjoining the Calamos Defendants from serving as advisor or otherwise earning fees for services to the Fund;

E. Enjoining the Individual Defendants from breaching their fiduciary duties owed to Plaintiff and the Class in the future;

F. Awarding monetary relief against the Defendants, jointly and severally, in the full amount of all losses suffered by Plaintiff and the Class as a result of the breaches of fiduciary duties by the Individual Defendants and the Calamos Defendants' aiding and abetting of the Individual Defendants' breaches of the fiduciary duty, together with the pre-judgment and post-judgment compounded interest at the maximum possible rates, whether at law or in equity and punitive damages;

G. Awarding attorneys' fees and expenses pursuant to the common fund doctrine and other applicable law; and

H. Granting all such other and further relief, general or special, legal or equitable, including punitive damages, to which Plaintiff and the Class.

Dated: October 15, 2010

LASKY & RIFKIND, LTD

By: ___________________________

Leigh Lasky
Norman Rifkind
350 N. LaSalle Street, Suite 1320
Chicago, IL 60654
Tel: (312) 634-0057
Fax: (312) 634-0059

MURRAY, FRANK & SAILER LLP
Brian P. Murray
275 Madison Avenue, Suite 801
New York, NY 10016
Tel: (212) 682-1818
Fax: (212) 682-1892

Attorneys for Plaintiff